As filed with the Securities and Exchange Commission on June 4, 2024

File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT

TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1

UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

In the Matter of an Application of:

AB PRIVATE CREDIT INVESTORS CORPORATION

AB PRIVATE LENDING FUND

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND II, L.P.

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, SICAV-SIF S.C.SP.

AB ABBOTT PE CO-INVEST PARTNERS L.P.

AB EQUITY INVESTORS L.P.

AB ABBOTT PE CO-INVEST 2020 FUND L.P.

AB-ABBOTT PRIVATE EQUITY INVESTORS 2019 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY INVESTORS 2020 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2021 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2022 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2023 (DELAWARE) FUND L.P.

AB ENERGY OPPORTUNITY FUND, L.P.

AB ENERGY OPPORTUNITY (DELAWARE) FUND II, L.P.

AB PRIVATE CREDIT INVESTORS PACIFIC FUNDING RR L.P.

AB PRIVATE CREDIT INVESTORS LLC

ABPCI DIRECT LENDING FUND CLO VI DEPOSITOR LLC

ABPCI DIRECT LENDING FUND CLO VI LTD

ABPCI DIRECT LENDING FUND CLO XIII LTD

ABPCI DIRECT LENDING FUND CLO XIII DEPOSITOR LLC

ABPCI DIRECT LENDING FUND CLO XIII FIRST STATIC SUBSIDIARY LTD

ABPCI DIRECT LENDING FUND CLO XIII SECOND STATIC SUBSIDIARY LTD

ABPCIC AOM LLC

ABPCIC AVANT LLC

ABPCIC EQUITY HOLDINGS, LLC

ABPCIC FUNDING II LLC

ABPCIC FUNDING IV LLC

ABPCIC GLOBAL RADAR, LLC

ABPCIC NC HOLDINGS LLC

ABPCIC SWYFT HOLDINGS LLC

ABPLF SPV I LLC

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

1345 Avenue of the Americas

New York, New York 10105

(212) 969-1000

All Communications, Notices and Orders to:

AB Private Credit Investors LLC

1345 Avenue of the Americas

New York, New York 10105

Attention:

J. Brent Humphries

Wesley Raper

(212) 969-1000

AltsLegalNotices@alliancebernstein.com

Copies to:

AB Private Credit Investors LLC

501 Commerce Street

Nashville, TN 37203

Attention:

Leon Hirth

Neal Kalechofsky

(629) 213-5425

Kenneth E. Young, Esq.

Paul S. Stevens, Esq.

Dechert LLP

Cira Center, 2929 Arch Street

Philadelphia, PA 19104

(215) 994-2988

June 4, 2024

I.	INTRODUCTION

The Applicants (as defined below) hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to AB Private Credit Investors Corp., et. al. (Investment Company Act of 1940, Release No. 33191, August 6, 2018) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 under the 1940 Act.1

The AB BDC, the Existing Wholly-Owned Investment Subs, AB-PCI, the Existing Affiliated Funds, and Equitable (each as defined below) may be referred to herein as the “Applicants.”

Except as stated herein, defined terms used in this amended application (the “Application”) for an amended order have the meanings provided in the application for the Prior Order (the “Prior Application”).2

The Prior Order permits one or more Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this Application that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

II.	APPLICANTS

A. Regulated Fund, Existing Affiliated Funds, and Equitable

●	AB Private Credit Investors Corporation (“AB BDC”), a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

●

AB Private Lending Fund (“AB-LEND”), a newly organized Delaware statutory trust that intends to elect to be regulated as a BDC under the 1940 Act, and, upon its BDC election, will be a Regulated Fund under the Prior Order. AB-LEND will qualify as a Regulated Fund under the Prior Order at the time when it relies on the Order;

●	AB Private Credit Investors Middle Market Direct Lending Fund, L.P. (“MMDL I”);

●	AB Private Credit Investors Middle Market Direct Lending Fund II, L.P. (“MMDL II”);

●	AB Private Credit Investors Middle Market Direct Lending Fund, SICAV-SIF S.C.SP. (“MMDL III”);

●	AB Equity Investors L.P.; (“AB Equity Investors”);

●	AB Abbott PE Co-Invest Partners L.P. (“AB Abbott Fund”);

●	AB Abbott PE Co-Invest 2020 Fund L.P. (“AB Abbott Fund II”);

●	AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P. (“AB Abbott PE Investors Fund”);

●	AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P. (“AB Abbott PE Investors Fund II”);

●	AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P. (“AB Abbott PE Solutions Fund”);

1 Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.

2 AB Private Credit Investors Corp., et. al., File No. 812-14925, Amendment No. 1, filed July 12, 2018.

●	AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P. (“AB Abbott PE Solutions Fund II”);

●	AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P. (“AB Abbott PE Solutions Fund III”)

●	AB Private Credit Investors Pacific Funding RR L.P. (“AB PF”);

●	AB Energy Opportunity Fund, L.P. (“AB Energy Fund”);

●

AB Energy Opportunity (Delaware) Fund II, L.P. (“AB Energy Fund II,” together with MMDL I, MMDL II, MMDL III, AB Equity Investors, AB Abbott Fund, AB Abbott Fund II, AB Abbott PE Investors Fund, AB Abbott PE Investors Fund II, AB Abbott PE Solutions Fund, AB Abbott PE Solutions Fund II, AB Abbott PE Solutions Fund III, AB PF, and AB Energy Fund, the “Existing Affiliated Funds”);

●	Equitable Financial Life Insurance Company (“EFLIC”);

●	Equitable Financial Life Insurance Company of America (“EFLICA” and together with EFLIC, “Equitable”);[3] and

●	AB Private Credit Investors LLC (“AB-PCI”) on behalf of itself and its successors.[4]

B. Existing Wholly-Owned Subs of the Regulated Fund

●

ABPCI Direct Lending Fund CLO VI Depositor LLC; ABPCI Direct Lending Fund CLO VI Ltd; ABPCI Direct Lending Fund CLO XIII LTD; ABPCI Direct Lending Fund CLO XIII Depositor LLC; ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd; ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd; ABPCIC AOM LLC; ABPCIC Avant LLC; ABPCIC Equity Holdings, LLC; ABPCIC Funding II LLC; ABPCIC Funding IV LLC; ABPCIC Global Radar, LLC; ABPCIC NC Holdings LLC; ABPCIC Swyft Holdings LLC; each, a Wholly-Owned Investment Sub of AB BDC (the “AB BDC Wholly-Owned Investment Subs”).

●	ABPLF SPV I LLC, the Wholly-Owned Investment Sub of AB-LEND (together with the AB BDC Wholly-Owned Investment Subs, the “Existing Wholly-Owned Investment Subs”).

3 Prior to June 2020, EFLIC was named AXA Equitable Life Insurance Company. EFLIC and EFLICA are both indirect wholly owned subsidiaries of Equitable Holdings, Inc. Equitable has established Existing Affiliated Managed Accounts that are advised by an AB-PCI Adviser and that qualify as Affiliated Funds under the Prior Order. EFLIC and EFLICA are each excluded from investment company status by Section 3(c)(3) of the 1940 Act. As discussed in the Prior Application, Applicants do not believe that allowing Equitable to participate in Co-Investment Transactions as Affiliated Managed Accounts raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds because Equitable is considered a client of an AB-PCI Adviser in the same way that an Affiliated Fund relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act is a client of an AB-PCI Adviser. Accordingly, consistent with the Prior Order, Applicants request that Equitable be permitted to participate in Co-Investment Transactions through its Affiliated Managed Accounts.

4 The term “successor,” as applied to AB-PCI, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

AB-PCI is the investment adviser to AB BDC and AB-LEND, the Existing Affiliated Funds, and the Existing Affiliated Managed Accounts established by Equitable. AB-PCI is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

Each Existing Affiliated Fund would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, is an entity whose investment adviser is an AB-PCI Adviser, and qualifies as an Affiliated Fund under the Prior Order.

The Regulated Funds and the Affiliated Funds may be under common control. Any of the Affiliated Funds would be deemed to be a person identified in Section 57(b) of the 1940 Act if it (or with respect to an Affiliated Managed Account, the person whose account it is) is an affiliated person of a Regulated Fund within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Regulated Funds.

III.	APPLICANTS’ PROPOSAL

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020 the SEC announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.5

In issuing the Temporary Relief, the Commission found that in light of the effects of COVID-19 permitting these types of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.”6 The Temporary Relief did not permit Follow-On Investments by Regulated Funds that were not already invested in the issuer.

Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief. The amended definition would read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Order and do not raise new policy concerns.

The Applicants submit that the analysis in Section III, “Order Requested,” Section IV, “Statement in Support of Relief Requested,” and Section V, “Precedents” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief.

IV.	REQUESTED RELIEF

5 Order Under Sections 6(c), 17(d), 38(a), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 Thereunder Granting Exemptions from Specified Provisions of the Investment Company Act and Certain Rules Thereunder, Rel. No. IC-33837 (Apr. 8, 2020) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

6 Id. at 2.

Accordingly, the Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order that certain Affiliated Funds may participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, Applicants believe that:

●

With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors and the Regulated Funds’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

V.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to the following:

AB Private Credit Investors LLC

1345 Avenue of the Americas

New York, New York 10105

Attention:

J. Brent Humphries

Wesley Raper

(212) 969-1000

AltsLegalNotices@alliancebernstein.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to the following:

AB Private Credit Investors LLC

501 Commerce Street

Nashville, TN 37203

Attention:

Leon Hirth

Neal Kalechofsky

(629) 213-5425

Kenneth E. Young, Esq.

Paul S. Stevens, Esq.

Dechert LLP

Cira Center, 2929 Arch Street

Philadelphia, PA 19104

(215) 994-2988

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, AB BDC and AB-LEND, by resolution duly adopted by its respective Board or Sole Trustee (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the 1940

Act and Rule 17d-1 under the 1940 Act, for an amendment to an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act.

Pursuant to Rule 0-2 under the 1940 Act, each person executing the Application on behalf of the AB BDC, AB-LEND, AB-PCI, the Existing Wholly-Owned Investment Subs and the Existing Affiliated Funds says that he has duly executed the Application for and on behalf of the AB BDC, AB-LEND, AB-PCI, the Existing Wholly-Owned Investment Subs and the Existing Affiliated Funds; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Pursuant to Rule 0-2 under the 1940 Act, Equitable declares that this Application is signed by Glen Gardner as Chief Investment Officer of Equitable pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of EFLIC and the Articles of Incorporation and By-Laws of EFLICA.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 4th day of June, 2024.

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB PRIVATE LENDING FUND

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Authorized Signatory

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND II, L.P.

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, SICAV-SIF S.C.SP.,

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB ABBOTT PE CO-INVEST PARTNERS L.P.

By: AB Private Credit Investors LLC, the general partner of AB PE Co-Invest Partners GP L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB EQUITY INVESTORS L.P.

By: AB Equity Investors GP LLC, its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB ABBOTT PE CO-INVEST 2020 FUND L.P.

By: AB Abbott PE Co-Invest 2020 Fund L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY INVESTORS 2019 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY INVESTORS 2020 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Investors G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2021 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Solutions 2021 G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2022 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Solutions 2022 G.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2023 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Solutions 2023 G.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB PRIVATE CREDIT INVESTORS PACIFIC FUNDING RR L.P.

By: ABPCI Pacific Funding RR GP Ltd., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB ENERGY OPPORTUNITY FUND, L.P.

By: AB Energy Opportunity Management, LLC, its general partner

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Senior Vice President

AB ENERGY OPPORTUNITY (DELAWARE) FUND II, L.P.

By: AB Energy Opportunity Management II LLC, its general partner

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Senior Vice President

AB PRIVATE CREDIT INVESTORS LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

By:	/s/ Glen Gardner
Name:	Glen Gardner
Title:	Chief Investment Officer

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Glen Gardner
Name:	Glen Gardner
Title:	Chief Investment Officer

ABPCI DIRECT LENDING FUND CLO VI DEPOSITOR LLC

By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO VI LTD

By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO XIII LTD

By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO XIII DEPOSITOR LLC

By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO XIII FIRST STATIC SUBSIDIARY LTD

By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO XIII SECOND STATIC SUBSIDIARY LTD

By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCIC AOM LLC

By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC AOM LLC

ABPCIC AVANT LLC

By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Avant LLC

ABPCIC EQUITY HOLDINGS, LLC

By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Equity Holdings, LLC

ABPCIC FUNDING II LLC

By: AB Private Credit Investors Corporation, designated manager

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Funding II LLC

ABPCIC FUNDING IV LLC

By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCIC GLOBAL RADAR, LLC

By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Global Radar, LLC

ABPCIC NC HOLDINGS LLC

By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC NC Holdings LLC

ABPCIC SWYFT HOLDINGS LLC

By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Swyft Holdings LLC

ABPLF SPV I LLC

By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPLF SPV I LLC

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated June 4, 2024, for and on behalf of AB Private Credit Investors Corporation, AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Middle Market Direct Lending Fund II, L.P., AB Private Credit Investors Middle Market Direct Lending Fund, SICAV-SIF S.C.SP., AB Abbott PE Co-Invest Partners L.P., AB Equity Investors L.P., AB Abbott PE Co-Invest 2020 Fund L.P., AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P., AB Private Credit Investors Pacific Funding RR L.P., and AB Private Credit Investors LLC, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

AB Private Credit Investors Corporation, AB Private Credit Investors LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Middle Market Direct Lending Fund II, L.P., AB Private Credit Investors Middle Market Direct Lending Fund, SICAV-SIF S.C.SP., L.P., AB Abbott PE Co-Invest Partners L.P., AB Equity Investors L.P., AB Abbott PE Co-Invest 2020 Fund L.P., AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P., AB Private Credit Investors Pacific Funding RR L.P.

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application, dated June 4, 2024, for and on behalf of Equitable, that he holds the office with such entity as indicated below and that all action by the directors, stockholders or other bodies necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts with respect to Equitable set forth herein are true to the best of his knowledge, information and belief.

Equitable Financial Life Insurance Company Equitable Financial Life Insurance Company of America

By:	/s/ Glen Gardner
Name:	Glen Gardner
Title:	Chief Investment Officer

The undersigned states that he has duly executed the foregoing Application, dated June 4, 2024, for and on behalf of AB Energy Opportunity Fund, L.P. and AB Energy Opportunity (Delaware) Fund II, L.P. as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

AB Energy Opportunity Fund, L.P. and AB Energy Opportunity (Delaware) Fund II, L.P.

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Senior Vice President

The undersigned states that he has duly executed the foregoing Application, dated June 4, 2024, for and on behalf of AB Private Lending Fund, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

AB Private Lending Fund

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application, dated June 4, 2024, for and on behalf of ABPCI Direct Lending Fund CLO VI Depositor LLC, ABPCI Direct Lending Fund CLO VI Ltd, ABPCI Direct Lending Fund CLO XIII LTD, ABPCI Direct Lending Fund CLO XIII Depositor LLC, ABPCIC Funding IV LLC, ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd, and ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ABPCI Direct Lending Fund CLO VI Depositor LLC, ABPCI Direct Lending Fund CLO VI Ltd, ABPCI Direct Lending Fund CLO XIII LTD, ABPCI Direct Lending Fund CLO XIII Depositor LLC, ABPCIC Funding IV LLC, ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd, ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

The undersigned states that he has duly executed the foregoing Application, dated June 4, 2024, for and on behalf of ABPCIC Funding II LLC, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ABPCIC Funding II LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Funding II LLC

The undersigned states that he has duly executed the foregoing Application, dated June 4, 2024, for and on behalf of ABPCIC AOM LLC, ABPCIC Avant LLC, ABPCIC Equity Holdings, LLC, ABPCIC Global Radar, LLC, ABPCIC NC Holdings LLC, ABPCIC Swyft Holdings LLC, and ABPLF SPV I LLC that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ABPCIC AOM LLC, ABPCIC Avant LLC, ABPCIC Equity Holdings, LLC, ABPCIC Global Radar, LLC, ABPCIC NC Holdings LLC, ABPCIC Swyft Holdings LLC, ABPLF SPV I LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and Authorized Signatory

EXHIBIT A

Resolutions Adopted by the Board Directors (the “Board”) of

AB Private Credit Investors Corporation (the “Company”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 (the “1940 Act”), all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretative positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and it is further

RESOLVED, that all actions heretofore taken by any officer or director of the Company in connection with, or with respect to, the matters referred to in the foregoing resolutions be and hereby are confirmed, ratified and approved in all respects.

Resolutions Adopted by the Sole Initial Trustee (the “Sole Initial Trustee”) of

AB Private Lending Fund (the “Company”)

WHEREAS, the Sole Initial Trustee believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 (the “1940 Act”), all as more fully set forth in the draft Application that has been presented to the Sole Initial Trustee; and

WHEREAS, the Sole Initial Trustee has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretative positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and it is further

RESOLVED, that all actions heretofore taken by any officer, director, or trustee of the Company in connection with, or with respect to, the matters referred to in the foregoing resolutions be and hereby are confirmed, ratified and approved in all respects.